UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
 TO § 240.13d-2

(Amendment No. 1)*

CITIZENS COMMUNITY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

174903104
(CUSIP Number)

December 31, 2010
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d–1(b)

☐	Rule 13d–1(c)

☐	Rule 13d–1(d)
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    174903104

1)	Name of Reporting Person Citizens Community Bancorp, Inc. 401(k) Profit Sharing Plan

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3)	SEC Use Only

4)	Citizenship or Place of Organization United States of America

	Number of Shares	5)	Sole Voting Power	0
Beneficially Owned
	By Each Reporting	6)	Shared Voting Power	229,001
Person With
		7)	Sole Dispositive Power	229,001

		8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 229,001

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 4.5%

12)	Type of Reporting Person (See Instructions) EP

Item 1(a) Name of Issuer

Citizens Community Bancorp, Inc. (the "Company").

Item 1(b) Address of Issuer's Principal Executive Offices.

2174 EastRidge Center
Eau Claire, Wisconsin 54701

Item 2(a) Name of Person Filing.

Citizens Community Bancorp, Inc. 401(k) Profit Sharing Plan (the "Plan").

Item 2(b) Address of Principal Business Office or, if None, Residence.

2174 EastRidge Center
Eau Claire, Wisconsin 54701

Item 2(c) Citizenship.

United States of America.

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.01 per share (the "Common Stock).

Item 2(e) CUSIP Number.

174903104

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

Item 4.  Ownership.

(a)	Amount Beneficially Owned: 229,001

(b)	Percent of Class: 4.5% (based on 5,113,278 shares of Common Stock outstanding as of January 7, 2011, as disclosed by the
Company in its Proxy Statement for its 2011 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 18, 2011).

(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or to Direct the Vote: 0

(ii)	Shared Power to Vote or to Direct the Vote: 229,001

(iii)	Sole Power to Dispose or Direct the Disposition of: 229,001

(iv)	Shared Power to Dispose or Direct the Disposition of: 0

As of December 31, 2010, the Plan was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 229,001 shares of the Company's Common Stock or approximately 4.5% of the total outstanding shares of the Company's Common Stock.  The Plan has shared voting power and sole dispositive power with respect to the shares of Common Stock held by the Plan in participant accounts.

The trustee of the Plan (the "Trustee") may be deemed to beneficially own all of the shares of Common Stock held by the Plan.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the Plan, the Trustee does not beneficially own any shares of Common Stock.  Pursuant to the Plan, participants in the Plan are entitled to instruct the Trustee as to the voting of the shares of Common Stock held in their Plan accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the Plan for which the Trustee has not received voting instructions from the participants in the manner directed under the Plan.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

No additional shares of Common Stock may be purchased by participants through the Plan.  Participants in the Plan have the right to direct the disposition of the shares of Common Stock held in their plan accounts which were previously acquired under the terms of the Plan.  Vested participants also have the right upon employment termination, pursuant to the terms of the Plan, to elect an in-kind distribution of the Company's Common Stock to the extent of their holdings in the Common Stock.  Accordingly, any dividends on the Common Stock and the proceeds from the sale of the shares of Common Stock are credited to participants who hold such shares and/or have elected to dispose of such shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

CITIZENS COMMUNITY BANCORP, INC.
401(k) PROFIT SHARING PLAN

By:  First Bankers Trust Services, Inc., as Trustee

By /s/ Linda Shultz
      Print Name:  Linda Shultz
      Title: Trust Officer